Earlyworks Co., Ltd.

January 12, 2023

VIA EDGAR

Jan Woo

Alexandra Barone

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Registration Statement on Form F-1 Filed December 30, 2022 File No. 333-269068

Dear Ms. Woo and Ms. Barone:

Earlyworks Co., Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 11, 2023 regarding its Registration Statement on Form F-1 filed on December 30, 2022. Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed simultaneously with this response letter.

Registration Statement on Form F-1 filed December 30, 2022

Exhibits

1. We note that WWC, P.C. did not consent to the reference to the firm as experts as disclosed on page 125. Please have your audit firm revise exhibit 23.1 to state, if true, that they consent to the reference to the firm as “experts” in the registration statement.

Response: In response to the Staff’s comment, our audit firm WWC, P.C. has revised exhibit 23.1 to state that they consent to the reference to the firm as “experts” in the registration statement. The revised exhibit 23.1 is filed with Amendment No.1.

We duly noted that the company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Akihisa Nagasaka
Akihisa Nagasaka
Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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